Autolus Therapeutics strengthens its Board with the appointment of Dr. Robert Iannone as a Non-Executive Director June 20, 2023 LONDON, June 20, 2023 (GLOBE NEWSWIRE) -- Autolus Therapeutics plc (Nasdaq: AUTL), a clinical-stage biopharmaceutical company developing next-generation programmed T cell therapies, today announces that Dr. Robert Iannone, Executive Vice President, Global Head of Research & Development of Jazz Pharmaceuticals plc, has been appointed as a Non-Executive Director to Autolus’ Board of Directors, effective as of June 15, 2023. Dr. Iannone will serve as a Class I Director, with an initial term expiring at Autolus’ 2025 Annual General Meeting. Dr. Iannone brings to Autolus a wealth of experience in the life science industry, having worked across a broad range of therapeutic areas and phases of development, including immuno-oncology programs at Jazz Pharmaceuticals plc, Immunomedics, Inc., AstraZeneca plc and Merck & Co., Inc. “On behalf of the entire Board and Management Team, we are pleased to welcome Rob to Autolus,” said Dr. Christian Itin, Chief Executive Officer of Autolus. “Rob brings broad experience of drug development and regulatory know-how from his long career in oncology. At a time when we are shaping the product profile for obe-cel beyond ALL and preparing for a BLA filing in r/r adult ALL towards the end of the year, his expertise and knowledge will be invaluable.” “I am delighted to join the Board of Autolus at such a pivotal time in the Company’s development,” said Dr. Robert Iannone. “Obe-cel has the potential to transform the outlook for adult patients with acute lymphoblastic leukemia, and behind that, there is a pipeline of CAR T-cell products and technologies, which can impact more broadly on the treatment paradigm for both liquid and solid tumors.” Prior to joining Jazz Pharmaceuticals, Dr. Iannone served as Head of Research and Development and Chief Medical Officer of Immunomedics, Inc. He previously served as Senior Vice President and Head of Immuno-oncology, Global Medicines Development, and the Global Products Vice President at AstraZeneca plc and held several management roles at Merck & Co., Inc., culminating in his role as Executive Director and Section Head of Oncology Clinical Development. Prior to then, Dr. Iannone served as Assistant Professor of Pediatrics at the University of Pennsylvania School of Medicine. Dr. Iannone has also held senior governance and government health advisory roles. He currently serves on the Board of Directors of iTeos Therapeutics and previously served on the Board of Directors of Jounce Therapeutics (acquired by Concentra Biosciences in 2023 for $96.46 million). He has served on the Cancer Steering Committee of the Biomarkers Consortium/Foundation for the National Institutes of Health since 2011, and currently sits on the executive committee of Biomarkers Consortium. Dr. Iannone received an M.D. from Yale University and an M.S.C.E. from University of Pennsylvania. He completed his Residency and Chief Residency in Pediatrics and a Fellowship in Pediatric Hematology-Oncology at Johns Hopkins University. About Autolus Therapeutics plc Autolus is a clinical-stage biopharmaceutical company developing next-generation, programmed T cell therapies for the treatment of cancer. Using a broad suite of proprietary and modular T cell programming technologies, the Company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and eliminate these cells. Autolus has a pipeline of product candidates in development for the treatment of hematological malignancies and solid tumors. For more information, please visit www.autolus.com. About obe-cel (AUTO1) Obe-cel is a CD19 CAR T cell investigational therapy designed to overcome the limitations in clinical activity and safety compared to current CD19 CAR T cell therapies. Designed to have a fast target binding off-rate to minimize excessive activation of the programmed T cells, obe-cel may reduce toxicity and be less prone to T cell exhaustion, which could enhance persistence and improve the ability of the programmed T cells to engage in serial killing of target cancer cells. In collaboration with Autolus’ academic partner, UCL, obe-cel is currently being evaluated in a Phase 1 clinical trials for B-NHL. Autolus has progressed obe-cel to the FELIX trial, a pivotal trial for adult ALL. Forward-Looking Statements This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and in some cases can be identified by terms such as "may," "will," "could," "expects," "plans," "anticipates," and "believes." These statements include, but are not limited to, statements regarding the planned submission of a Biologics License Application for obe-cel by the end of 2023. Any forward-looking statements are based on management's current views and assumptions and involve risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, the risks that Autolus and Cardinal Health are unable agree on a definitive agreement, or that the arrangement described in such an agreement does not produce the desired results; Autolus’ preclinical or clinical programs do not advance or result in approved products on a timely or cost effective basis or at all; the cost, timing, and results of clinical trials; that many product candidates do not become approved drugs on a timely or cost effective basis or at all. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Autolus’ actual results to differ from those contained in the forward-looking statements, see the section titled "Risk Factors" in Autolus' Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2023, as well as discussions of potential risks, uncertainties, and other important factors in Autolus' subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and Autolus undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Contact:

Julia Wilson +44 (0) 7818 430877 j.wilson@autolus.com Susan A. Noonan S.A. Noonan Communications +1-917-513-5303 susan@sanoonan.com Alexandra Deschner +32-490-58-35-23 a.deschner@autolus.com